May 5, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel
Celeste M. Murphy
Justin Kisner

Re:	Novatel Wireless, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed March 12, 2014

File No. 000-31659

Ladies and Gentlemen:

Novatel Wireless, Inc. (“Novatel Wireless” or the “Company”) respectfully submits this letter in response to the comment orally conveyed to us by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 25, 2014 (the “Comment”), relating to the above referenced Form 10-K for the fiscal year ended December 31, 2013. We are concurrently filing via EDGAR this letter.

In response to the Comment, we have recited in this letter the comments from the Staff contained in its letter dated April 8, 2014 in italicized, bold type and have followed each comment with the disclosure we intend to include in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

Management’s Discussion and Analysis…, page 24

1.	We note your recurring operating losses and net loss of $43.4 million for the year ended December 31, 2013. Further, we note your statement that “[your] ability to transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support [your] cost structure.” Please expand your discussion to detail the steps management is taking to make the company profitable in the long term. Discuss how management specifically intends to increase revenue with the introduction of 4G broadband-access products, M2M solutions and software applications and platforms, and explain how management intends to lower expenses, if applicable.

Securities and Exchange Commission

May 5, 2014

We have enhanced our Overview and Background section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations by including a new section entitled, “Strategic and Operations Overview,” and will include this new disclosure in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, which we expect to file with the Commission during the week of May 5, 2014, and in future filings. In response to the Comment, our new disclosure is as follows:

Strategic and Operations Overview

We are currently restructuring our operations in an effort to increase future revenue levels and gross margins, lower our operating costs and achieve profitability. In the mobile computing business, we are now focusing our development efforts only on those products that we believe have the greatest potential sales volume and will generate the highest gross profits and return on development investment. These products are targeted at the tier one telecom operators in North America. We expect this strategy to reduce the number of products developed for sale in the mobile computing segment and result in an improved return on investment from development costs expended.

As a result of this change in strategic direction, we intend to exit the mobile computing laptop business during the first half of 2014 as our current products reach end of life. We will monitor this product category for favorable changes in market conditions that may indicate a point of re-entry for new opportunities.

Additionally, we have invested significant capital in our M2M product and services portfolio. This investment has allowed us to engage with new development partner customers in targeted verticals, including commercial and aftermarket telematics, remote monitoring, control and security, which we believe will experience high growth rates in the near future. These efforts have resulted in design wins with several significant M2M customers, with whom we are now integrating our products and services into their business processes. Upon the completion of these integration efforts, we believe we will begin product shipments that will contribute to future revenue growth.

Net revenues in our M2M Products and Solutions Segment grew 17% in the first quarter of 2014, compared to the year ago period. We expect our revenues to continue to grow and increase in this segment during the first half of 2014 over the first half of 2013. We believe the adoption of new products that we plan to launch in 2014 as well as the addition of new customers during 2014 will contribute to this performance.

Net revenues from our Mobile Computing Products decreased 52% in the first quarter of 2014, compared to the year ago period as our older products continue to approach the end of their life cycle. Additionally, our revenues have been negatively impacted by competitive pricing pressures at our largest customer and our gross margins have been adversely impacted by lower average sales prices and increased product development costs. Given the current market conditions we are retrenching the size of our product portfolio to only those products which have a very high probability of providing satisfactory returns. We expect, in the first half of 2014, our mobile computing revenues will continue to be lower than the first half of 2013, as many of our legacy mobile computing products are near end of life. However, we intend to launch a new MiFi product during the second half of 2014 that we expect will increase our mobile computing revenues from current levels. We are also experiencing mobile computing component supply constraints that are expected to continue through the first half of 2014 that may impact our ability to meet demand for our largest selling MiFi product.

We have restructured our research and development process by reducing the size of our in-house engineering staff and utilizing outsourced engineering services for product development. This change replaced some of our fixed research and development costs with variable costs and will result in a lower overall cost of research and development and a more variable cost structure. This reduction will primarily be due to a decrease in our employee headcount and related compensation expenses. We expect to continue to make focused investments in research and development.

Securities and Exchange Commission

May 5, 2014

We have also been focused on completing the integration of our mobile computing business with our M2M business to increase operational efficiencies and reduce our operating expenses. The total operating expenses incurred for the three months ended March 31, 2014 were $19.0 million compared to $26.0 million for the same period in 2013, a 27% year over year reduction. This reduction is primarily due to a reduction of employee headcount and related compensation expenses. Our current employee headcount is 261 as compared to 413 for the same period last year.

Results of Operations, page 26

2.	Please enhance the overview of your management’s discussion and analysis to discuss the likely impact of known trends, demands, commitments, events or uncertainties that are reasonably likely to have material effects on your financial condition or results of operations. Refer to Item 303(a)(3)(iii) of Regulation S-K. For example, provide qualitative and quantitative disclosure to explain increased market competition at your largest customer and discuss factors affecting 4G product sales prices.

The Company has added a new section entitled, “Strategic and Operations Overview,” to the Overview and Background section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations as discussed above. The Company has aggregated the trend information requested by the Staff in this new section and will include such new section in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 and in future filings.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the Company’s responses to me at (858) 812-3400 or CRatcliffe@nvtl.com.

Securities and Exchange Commission

May 5, 2014

Sincerely,

NOVATEL WIRELESS, INC.

/s/ Catherine F. Ratcliffe
Catherine F. Ratcliffe
Senior Vice President, Business Affairs, General Counsel and Secretary

cc:	Peter Leparulo, Novatel Wireless
Donna M. Petkanics, Wilson Sonsini Goodrich & Rosati, P.C.